EXHIBIT 99.1

Himax Announces Revised Fourth Quarter and Full Year of 2008 Results

TAINAN, Taiwan, May 15, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (the "Company") filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the "2008 Form 20-F"). The 2008 Form 20-F provided updates to the Company's consolidated results of operations for the year ended December 31, 2008 that was previously announced in the Company's press release dated February 18, 2009 (the "Unaudited Results"). The updates are primarily to reflect a full allowance for doubtful accounts of $25.3 million related to Himax's accounts receivable from SVA-NEC Liquid Crystal Display Co., Ltd. ("SVA-NEC") as of December 31, 2008 and its associated tax benefit of $7.9 million, among other necessary adjustments such as an increase in RSU forfeiture rate estimates, in the fourth quarter of 2008.

SVA-NEC is a subsidiary of SVA (Group) Co., Ltd. ("SVA Group"). It is one of China's largest TFT-LCD panel manufacturers. Beginning in the second half of 2008, the worldwide financial crisis has adversely impacted the demand of TFT-LCD panels. As a result, the whole TFT-LCD industry has suffered from over-supply and has experienced significant pricing pressure and financial difficulty. Since around September 2008, SVA-NEC has delayed paying a large portion of our accounts receivable outstanding from them. At the time, SVA-NEC had undertaken to fully resolve these outstanding payments promptly. Moreover, it also made a few partial payments to the Company in January and February 2009. Therefore the Company did not make any allowance for doubtful accounts for SVA-NEC in the Unaudited Results furnished on February 19, 2009.

Subsequently, in late February 2009, it was reported that SVA Group was in financial distress, and in late March 2009, the Shanghai municipal government set up a conservatorship committee to assist in SVA Group's restructuring. Two other group companies of SVA Group, SVA Electron Co., Ltd. and SVA Information Industry Co., Ltd., are indirect shareholders of SVA-NEC and are listed on the Shanghai Stock Exchange. Since the end of March 2009, the stocks of these two companies have also suspended trading for extended periods of time. In view of this latest development and our increasing concern about SVA-NEC's financial condition, the Company concluded that our accounts receivable from SVA-NEC was impaired and the Company recognized a valuation allowance of $25.3 million for the probable credit loss as of December 31, 2008, the amount for which payment has not been collected thus far, on our accounts receivable outstanding from SVA-NEC as of December 31, 2008. This is the first time for the Company, since its inception in 2001, to make such a large amount of allowance for doubtful accounts. Notwithstanding that, we will continue to seek to recover the accounts receivable from SVA-NEC even though our efforts may not be successful. In 2009 to date, the Company has made several shipments to SVA-NEC, the majority of which were guaranteed by credible third parties. To the extent that SVA-NEC's financial condition does not improve, the maximum amount of additional allowance for doubtful accounts in relation to those un-guaranteed shipments is $0.6 million.

The Company's revenues and gross profit for the fourth quarter and full year of 2008 remain unchanged as previously reported. The bad debt expense related to SVA-NEC resulted in an increase of $25.3 million in the Company's operating expenses and a decrease in the operating income by $25.3 million for the fourth quarter and full year of 2008. The bad debt expense related to SVA-NEC and its associated tax benefit together caused the Company's net income to decrease by $17.4 million for the fourth quarter and full year of 2008.

For the fourth quarter of 2008, revised operating loss was $21.3 million compared to previously reported operating income of $3.6 million. Revised tax benefit was $7.0 million compared to a tax expense of $0.7 million as furnished previously. As a result, the Company's revised net loss and loss per share were $13.2 million and $0.07, respectively, compared to a net income of $4.0 million and earnings per share of $0.02 as furnished previously.

For the full year of 2008, revised operating income was $60.2 million compared to previously reported operating income of $85.0 million. Revised tax benefit was $8.7 million compared to a tax benefit of $1.0 million as furnished previously. As a result, the Company's revised net income and earnings per share were $76.4 million and $0.40, respectively, compared to a net income of $93.5 million and earnings per share of $0.49, respectively, as furnished previously.

A reconciliation of our revised and originally furnished gross margin, operating margin and net margin excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to our revised and originally furnished GAAP gross margin, GAAP operating margin and GAAP net margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offering to include timing controllers, LCD TV chipset solutions, LCOS projector solutions, power management ICs and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Factors that could cause our actual results to differ materially include, but not limited to, those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on May 15, 2009, as amended.

                       Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income
 (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                      Three Months
                                                   Ended Dec. 31, 2008

                                                      As         As
                                                    revised   furnished
                                                    May 15,    Feb 19,
                                                     2009       2009
                                                   --------   --------
 Revenues
    Revenues from third parties, net               $ 46,977   $ 46,977
    Revenues from related parties, net               77,301     77,301
                                                   --------   --------
                                                    124,278    124,278
                                                   --------   --------
 Costs and expenses:
    Cost of revenues                                 98,186     98,186
    Research and development                         15,945     16,298
    General and administrative                        3,951      3,961
    Bad debt expense                                 25,297         --
    Sales and marketing                               2,179      2,277
                                                   --------   --------
          Total costs and expenses                  145,558    120,722
                                                   --------   --------
 Operating income (loss)                            (21,280)     3,556
                                                   --------   --------

 Non operating income (loss):
 Interest income                                        900        900
 Foreign exchange losses, net                          (603)      (605)
 Other income, net                                      186        186
                                                   --------   --------
                                                        483        481
                                                   --------   --------
 Earnings (loss) before income taxes and minority
   interest                                         (20,797)     4,037
   Income tax expense (benefit)                      (6,992)       700
                                                   --------   --------
 Income (loss) before minority interest             (13,805)     3,337
   Minority interest                                    649        649
                                                   --------   --------
 Net income (loss)                                 $(13,156)  $  3,986
                                                   ========   ========
 Basic earnings (loss) per ordinary share and ADS  $  (0.07)  $   0.02
                                                   ========   ========
 Diluted earnings (loss) per ordinary share
  and ADS                                          $  (0.07)  $   0.02
                                                   ========   ========
 Basic Weighted Average Outstanding Shares          192,305    192,305
 Diluted Weighted Average Outstanding Shares        192,305    192,305

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

                                                     Three Months
                                                 Ended Dec. 31, 2008

                                                  As         As
                                                revised    furnished
                                                 May 15,    Feb 19,
                                                  2009       2009
                                              ----------  ----------
 Share-based compensation
    Cost of revenues                             $    14     $    14
    Research and development                       1,496       1,850
    General and administrative                       207         260
    Sales and marketing                              208         263
    Income tax benefit                               (53)        (53)
                                                ----------  ----------
 Total                                           $ 1,872    $  2,334
                                                ==========  ==========

 The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

    Research and development                     $   239     $   239
    Sales and marketing                              290         290
    Income tax benefit                              (162)       (162)
                                                ----------  ----------
 Total                                           $   367     $   367
                                                ==========  ==========

                       Himax Technologies, Inc.
              Condensed Consolidated Statements of Income
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                   Twelve Months Ended
                                                    December 31, 2008

                                                    Audited    Unaud-
                                                    revised     ited
                                                    results   results
                                                    furni-     furni-
                                                     shed       shed
                                                      on         on
                                                    May 15,    Feb 19,
                                                     2009       2009
                                                   --------   --------
 Revenues

  Revenues from third parties, net                 $312,336   $312,336
  Revenues from related parties, net                520,463    520,463
                                                   --------   --------
                                                    832,799    832,799
                                                   --------   --------
 Costs and expenses:
  Cost of revenues                                  628,693    628,693
  Research and development                           87,574     87,927
  General and administrative                         19,353     19,363
  Bad debt expense                                   25,305          8
  Sales and marketing                                11,692     11,790
                                                   --------   --------
 Total costs and expenses                           772,617    747,781
                                                   --------   --------

 Operating income                                    60,182     85,018
                                                   --------   --------
 Non operating income (loss):
 Interest income                                      3,315      3,315
 Foreign exchange losses, net                          (844)      (846)
 Other income, net                                    1,382      1,382
                                                   --------   --------
                                                      3,853      3,851
                                                   --------   --------
 Earnings before income taxes and
  minority interest                                  64,035     88,869
     Income tax benefit                              (8,689)      (997)
                                                   --------   --------
 Income before minority interest                     72,724     89,866
     Minority interest                                3,657      3,657
                                                   --------   --------
 Net income                                        $ 76,381   $ 93,523
                                                   ========   ========

 Basic earnings per ordinary share and ADS         $   0.40   $   0.49
                                                   ========   ========
 Diluted earnings per ordinary share and ADS       $   0.40   $   0.49
                                                   ========   ========

 Basic Weighted Average Outstanding Shares          191,615    191,615
 Diluted Weighted Average Outstanding Shares        191,877    191,843

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

 The amount of share-based compensation
 included in applicable statements of
 income categories is summarized               Twelve Months Ended
 as follows:                                    December 31, 2008

                                             As revised  As furnished
                                                May 15,    Feb 19,
                                                 2009       2009
                                              ----------  ----------
 Share-based compensation
   Cost of revenues                            $    435    $    435
   Research and development                      15,861      16,215
   General and administrative                     2,813       2,866
   Sales and marketing                            2,691       2,746
   Income tax benefit                              (687)       (687)
                                              ----------  ----------
 Total                                         $ 21,113    $ 21,575
                                              ==========  ==========

 The amount of acquisition-related charges
 included in applicable statements of income
 categories is summarized as follows:

   Research and development                    $    957    $    957
   Sales and marketing                            1,158       1,158
   Income tax benefit                            (1,244)     (1,244)
                                              ----------  ----------
 Total                                         $    871    $    871
                                              ==========  ==========

                       Himax Technologies, Inc.
                 Condensed Consolidated Balance Sheets
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                December 31, 2008

                                              Audited
                                              revised      Unaudited
                                              results       results
                                            furnished on  furnished on
                                            May 15, 2009  Feb 19, 2009
                                             -----------  -----------
 Assets
 Current assets:
  Cash and cash equivalents                   $ 135,200    $ 135,200
  Marketable securities available-for-sale       13,870       13,870
  Restricted marketable securities                   --        2,160
  Accounts receivable, less allowance for
   doubtful accounts, sales returns and
   discounts                                     51,029       76,358
  Accounts receivable from related parties,
   less allowance for doubtful accounts,
   sales returns and discounts                  104,477      104,445
  Inventories                                    96,921       96,921
  Deferred income taxes                          21,446       15,507
  Prepaid expenses and other current assets      11,707       11,707
                                             -----------  -----------
 Total current assets                         $ 434,650    $ 456,168
                                             -----------  -----------
 Property, plant and equipment, net              55,111       55,111
 Deferred income taxes                           23,029       23,354
 Goodwill                                        26,846       26,846
 Intangible assets, net                          10,965       10,965
 Investments in non-marketable securities        11,619       11,619
 Refundable deposits and prepaid pension
  costs                                           1,168        1,168
 Restricted marketable securities                 2,160           --
                                             -----------  -----------
                                                130,898      129,063
                                             -----------  -----------
 Total assets                                 $ 565,548    $ 585,231
                                             ===========  ===========

 Liabilities, Minority Interest and
  Stockholders' Equity
 Current liabilities:
  Accounts payable                            $  53,720    $  53,720
  Income tax payable                             15,455       17,900
  Other accrued expenses and other
   current liabilities                           22,455       22,455
                                              ---------    ---------
     Total current liabilities                $  91,630    $  94,075
 Accrued pension liabilities                        214          214
 Deferred income taxes                            3,224        3,352
 Income tax payable                                 474           --
                                             -----------  -----------
     Total liabilities                        $  95,542    $  97,641
                                             -----------  -----------
 Minority interest                            $   6,835    $   6,835
                                             -----------  -----------
 Stockholders' equity:
  Ordinary shares, US$0.0001 par value,
   500,000,000 shares authorized;
   190,119,594 shares issued and
   outstanding at December 31, 2008                  19           19
  Additional paid-in capital                    238,499      238,961
  Accumulated other comprehensive loss             (314)        (334)
  Unappropriated retained earnings              224,967      242,109
                                             -----------  -----------
    Total stockholders' equity                $ 463,171    $ 480,755
                                             -----------  -----------
 Total liabilities, minority interest and
  stockholders' equity                        $ 565,548    $ 585,231
                                             ===========  ===========

                         Himax Technologies, Inc.
            Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                   Three Months
                                             Ended December 31, 2008

                                             As revised As furnished
                                               May 15,     Feb 19,
                                                2009        2009
                                              --------    --------
 Cash flows from operating activities:
 Net income (loss)                            $(13,156)   $  3,986
 Adjustments to reconcile net income (loss)
  to net cash provided by operating
  activities:
   Depreciation and amortization                 3,210       3,210
   Bad debt expense                             25,297          --
   Share-based compensation expenses             1,926       2,388
   Minority interest                              (649)       (649)
   Loss on disposal of property, plant and
    equipment                                        6           6
   Gain on disposal of subsidiary shares           (27)        (27)
   Gain on disposal of marketable
    securities, net                               (119)       (119)
   Deferred income tax benefit                 (11,026)     (5,279)
   Inventories write downs                       3,359       3,359
 Changes in operating assets and
  liabilities:
   Accounts receivable                          29,070      29,038
   Accounts receivable from related parties     41,197      41,229
   Inventories                                  15,202      15,202
   Prepaid expenses and other current
    assets                                       3,677       3,677
   Accounts payable                            (67,463)    (67,463)
   Income tax payable                            3,430       5,400
   Other accrued expenses and other current
    liabilities                                 (5,135)     (4,925)
                                              --------    --------
    Net cash provided by operating
     activities                                 28,799      29,033
                                              --------    --------

 Cash flows from investing activities:
  Purchase of property and equipment            (9,364)     (9,364)
  Proceeds from disposal of property and
   equipment                                         3           3
  Purchase of available-for-sale marketable
   securities                                  (21,487)    (21,487)
  Disposal of available-for-sale marketable
   securities                                   16,763      16,763
  Proceeds from disposal of subsidiary
   shares by Himax Technologies Limited             56          56
  Purchase of subsidiary shares from
   minority interest                              (351)       (351)
  Increase in refundable deposits                   (3)         (3)
  Pledge of restricted marketable
   securities                                      (17)        (49)
                                              --------    --------
    Net cash used in investing activities      (14,400)    (14,432)
                                              --------    --------

                        Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                   Three Months
                                             Ended December 31, 2008

                                             As revised   As furnished
                                               May 15,      Feb 19,
                                                2009         2009
                                             ----------    ----------
 Cash flows from financing activities:
  Proceeds from issuance of new shares
   by subsidiaries                            $   1,034    $     824
  Payments to acquire of ordinary shares
   for retirement                                (3,195)      (3,195)
                                             ----------    ----------
    Net cash used in financing activities        (2,161)      (2,371)
                                             ----------    ----------
 Effect of exchange rate changes on cash
  and cash equivalents                             (146)        (169)
                                             ----------    ----------
 Net increase in cash and cash equivalents       12,092       12,061
 Cash and cash equivalents at beginning
  of period                                     123,108      123,139
                                             ----------    ----------
 Cash and cash equivalents at end of period   $ 135,200    $ 135,200
                                             ==========    ==========

 Supplemental disclosures of cash flow
  information:
   Cash paid during the period for
    income taxes                              $     517    $     517
                                             ==========    ==========

                       Himax Technologies, Inc.
            Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                               Twelve Months
                                         Ended December 31, 2008

                                          Audited
                                          revised      Unaudited
                                          results       results
                                        furnished on  furnished on
                                        May 15, 2009  Feb 19, 2009
                                        ------------  ------------

 Cash flows from operating activities:

  Net income                               $  76,381    $  93,523
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
  Depreciation and amortization               12,318       12,318
  Bad debt expense                            25,305           --
  Share-based compensation expenses            9,086        9,548
  Minority interest                           (3,657)      (3,657)
  Loss on disposal of property and
   equipment                                      89           89
  Gain on disposal of subsidiary
   shares                                       (341)        (341)
  Gain on disposal of marketable
   securities, net                              (913)        (913)
  Deferred income tax benefit                (12,348)      (6,601)
  Inventories write downs                     18,028       18,028
 Changes in operating assets and
  liabilities:
   Accounts receivable                        12,342       12,318
   Accounts receivable from related
    parties                                   89,850       89,882
   Inventories                                 1,371        1,371
   Prepaid expenses and other
    current assets                             8,012        8,012
   Accounts payable                          (93,301)     (93,301)
   Income tax payable                         (3,206)      (1,236)
   Other accrued expenses and other
    current liabilities                       (2,516)      (2,306)
                                         ------------ ------------
     Net cash provided by operating
      activities                             136,500      136,734
                                         ------------ ------------

 Cash flows from investing activities:
  Purchase of property and equipment         (17,490)     (17,490)
  Proceeds from disposal of property
   and equipment                                  32           32
  Purchase of available-for-sales
   marketable securities                     (68,892)     (68,892)
  Disposal of available-for-sale
   marketable securities                      71,172       71,172
  Proceeds from disposal of
   subsidiary shares by Himax
   Technologies Limited                          719          719
  Purchase of investments in non-
   marketable securities                      (4,481)      (4,481)
  Purchase of subsidiary shares from
   minority interest                            (673)        (673)
  Increase in refundable deposits                (86)         (86)
  Pledge of restricted marketable
   securities                                 (2,065)      (2,065)
                                         ------------ ------------
     Net cash used in investing
      activities                             (21,764)     (21,764)
                                         ------------ ------------

                       Himax Technologies, Inc.
            Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                 Twelve Months
                                            Ended December 31, 2008

                                             Audited
                                             revised      Unaudited
                                             results       results
                                           furnished on  furnished on
                                           May 15, 2009  Feb 19, 2009
                                           ------------  ------------
 Cash flows from financing activities:
  Distribution of cash dividends             $ (66,817)     $ (66,817)
  Proceeds from issuance of new shares
   by subsidiaries                               1,123            913
  Payments to acquire ordinary shares
   for retirement                               (8,656)        (8,656)
                                           ------------   ------------
    Net cash used in financing activities      (74,350)       (74,560)
                                           ------------   ------------
 Effect of exchange rate change on cash
  and cash equivalents                              34             10
                                           ------------   ------------
 Net increase in cash and cash equivalents      40,420         40,420
 Cash and cash equivalents at beginning
  of year                                       94,780         94,780
                                           ------------   ------------
 Cash and cash equivalents at end of year    $ 135,200      $ 135,200
                                           ============   ============

 Supplemental disclosures of cash flow
  information:
    Cash paid during the year for
     income taxes                            $   7,175      $   7,175
                                           ============   ============

                        Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin (Loss) and Net Margin (Loss) Excluding
 Share-based Compensation and Acquisition-Related Charges:

                                                 Three Months
                                          Ended December 31, 2008

                                        As revised       As furnished
                                        May 15, 2009     Feb 19, 2009
                                        ------------     ------------
 Revenues                                $ 124,278        $ 124,278

 Gross profit                               26,092           26,092
 Add: Share-based compensation - Cost
  of revenues                                   14               14
 Gross profit excluding share-based
  compensation                              26,106           26,106
 Gross margin excluding share-based
  compensation                                21.0%            21.0%
 Operating income (loss)                   (21,280)           3,556
 Add: Share-based compensation               1,925            2,387
 Operating income (loss) excluding
  share-based compensation                 (19,355)           5,943
 Add: Acquisition-related charges-
  Intangible assets amortization               529              529
 Operating income (loss) excluding
  share-based compensation and
  acquisition-related charges              (18,826)           6,472
 Operating margin (loss) excluding
  share-based compensation and
  acquisition-related charges                (15.1%)            5.2%
 Net income (loss)                         (13,156)           3,986
 Add: Share-based compensation, net
  of tax                                     1,872            2,334
 Add: Acquisition-related charges,
  net of tax                                   367              367
 Net income (loss) excluding share-based
  compensation and acquisition-related
  charges                                  (10,917)           6,687
 Net margin (loss) excluding share-based
  compensation and acquisition-related
  charges                                     (8.8%)            5.4%

 *  Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 *  Operating margin (loss) excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 *  Net margin (loss) excluding share-based compensation and acquisition-related charges equals net income excluding
    share-based compensation and acquisition-related charges divided by revenues

                        Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
     (Amounts in Thousands of U.S. Dollars Except for Share Data)

 Gross Margin, Operating Margin and Net Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:

                                                  Twelve Months
                                            Ended December 31, 2008

                                          As revised      As furnished
                                         May 15, 2009     Feb 19, 2009
                                         ------------     ------------
 Revenues                                 $832,799          $832,799

 Gross profit                              204,106           204,106
 Add: Share-based compensation - Cost
  of revenues                                  435               435
 Gross profit excluding share-based
  compensation                             204,541           204,541
 Gross margin excluding share-based
  compensation                                24.6%             24.6%

 Operating income                           60,182            85,018
 Add: Share-based compensation              21,800            22,262
 Operating income excluding share-based
  compensation                              81,982           107,280
 Add: Acquisition-related charges-
  Intangible assets amortization             2,115             2,115
 Operating income excluding share-based
  compensation and acquisition-related
  charges                                   84,097           109,395
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                     10.1%             13.1%
 Net income                                 76,381            93,523
 Add: Share-based compensation, net
  of tax                                    21,113            21,575
 Add: Acquisition-related charges, net
  of tax                                       871               871
 Net income excluding share-based
  compensation and acquisition-related
  charges                                   98,365           115,969
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                     11.8%             13.9%

 * Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 * Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 * Net margin excluding share-based compensation and
   acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings (Loss) Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

                                                    Three Months
                                              Ended December 31, 2008

                                              As revised   As furnished
                                             May 15, 2009  Feb 19, 2009
                                             ------------  ------------
 Diluted GAAP EPS                               $(0.07)       $0.02
 Add: Share-based compensation per
  diluted share                                  $0.01        $0.01
 Add: Acquisition-related charges per
  diluted share                                    $--          $--

 Diluted non GAAP EPS excluding share-based
  compensation and acquisition-related charges  $(0.06)       $0.03

 Numbers do not add up due to rounding

 Diluted Earnings Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

                                                    Twelve Months
                                              Ended December 31, 2008

                                              As revised   As furnished
                                             May 15, 2009  Feb 19, 2009
                                             ------------  ------------
 Diluted GAAP EPS                                $0.40        $0.49
 Add: Share-based compensation per
  diluted share                                  $0.11        $0.11
 Add: Acquisition-related charges per
  diluted share                                    $--          $--

 Diluted non GAAP EPS excluding share-based
  compensation and acquisition-related charges   $0.51        $0.60

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Jessie Wang, Investor Relations
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com